Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

AMBER SHINING INVESTMENT LIMITED,

POWER RICH LIMITED

and

sky-mobi limited

Dated as of August 22, 2016

ii

Appendix 1 – Form of Cayman Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER, dated as of August 22, 2016 (this “Agreement”), among Amber Shining Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Power Rich Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Sky-mobi Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions (as defined below), including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement, and Parent, as the sole shareholder of Merger Sub, has authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Transactions;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Special Committee (as defined below), has (i) determined that it is fair and advisable to, and in the best interests of, the Company and its shareholders (other than the Rollover Holders (as defined below)) to enter into this Agreement on the terms and subject to the conditions set forth herein, (ii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the approval and adoption of this Agreement and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting in accordance with the Cayman Companies Law (as defined below);

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Michael Song Tao, Mobi Joy Limited and Xplane Ltd. (the “Rollover Holders”) and Parent have executed a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, (i) the Rollover Holders will vote all Shares, including the Company Restricted Shares (as defined below), held by them (the “Rollover Shares”) in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions in accordance with the terms set forth therein, and (ii) the Rollover Holders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares in accordance with the terms of this Agreement, and to subscribe for newly issued shares of Parent; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the Rollover Holders (collectively, the “Guarantors”) has executed and delivered a limited guarantee, dated as of the date hereof, in favor of the Company to guarantee the due and punctual performance and discharge of certain obligations of Parent under this Agreement (the “Limited Guarantee”);

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NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I Defined Terms

Section 1.01         Certain Defined Terms. For purposes of this Agreement:

“2015 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2015, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03(c), which contains terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, in relation to any party, any entity controlling, controlled by or under common control with, that party, whether directly or indirectly through one or more third parties, including any fund or other similar investment vehicle of which the investment manager is an entity controlling, controlled by or under common control with that party or the investment manager of that party where the party is a fund or other similar investment vehicle.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business of the Company or any of its Subsidiaries, including, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Beneficial Owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or the PRC.

“Buyer Group Contracts” means (a) the Support Agreement and (b) the Limited Guarantee, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts or any of their respective Affiliates.

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“Cashed Out Restricted Shares” means such number of Company Restricted Shares owned by the individuals set forth in Section 1 of the Company Disclosure Schedule.

“Code” means Internal Revenue Code of 1986 as amended and the regulations promulgated thereunder.

“Company Board” means the board of directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Incentive Plans” means the equity incentive plans of the Company for the benefit of the employees, officers, consultants and directors of the Company, including without limitation, the Company’s 2016 Share Incentive Plan and the 2010 Share Incentive Plan, each as amended and supplemented as of the date hereof.

“Company IP Agreement” means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (any such item, an “Effect”) that (a) individually or in the aggregate with all other Effects, has had or is reasonably expected to have a material adverse effect to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, in the case of clause (a) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) arising out of or resulting from any the following shall be deemed to be or constitute a Company Material Adverse Effect or taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in general business, economic, political or financial market conditions; (ii) changes or modifications in IFRS or regulatory accounting requirements or changes in Laws (or in each case any interpretation thereof) after the date hereof; (iii) changes that are the result of factors generally affecting the principal industries in which the Company and its Subsidiaries operate; (iv) the public disclosure or announcement of this Agreement or the Transactions, the consummation of the Transactions or the announcement of the execution of this Agreement or the identity of Parent , Merger Sub or any of their respective Affiliates (other than, for the avoidance of doubt, the Company or any its Subsidiaries), including any shareholder litigation or other legal proceeding relating to this Agreement; (v) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God, natural disasters or epidemics; (vii) actions or omissions taken (x) as expressly required by this Agreement, (y) with the written consent of Parent, Merger Sub or the Guarantors, or (z) at the written request of Parent, Merger Sub or the Guarantors; (viii) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (ix) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, employees, or investors arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; or (x) any material breach of this agreement by Parent or Merger Sub; provided further, that the Effects set forth in clauses (i), (ii) and (iii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and its Subsidiaries conduct their businesses, or (b) would prevent or materially delay the consummation of the Transactions by the Company or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.

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“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority held by the Company or any of its Subsidiaries.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve and adopt this Agreement and the Transactions.

“Company Restricted Share” means each restricted share of the Company granted under the Company Incentive Plans.

“Company Shareholder Approval” means the approval and adoption of this Agreement and the Transactions (including the Merger) at the Company Shareholders’ Meeting by the affirmative vote of shareholders representing two-thirds or more of the outstanding Shares (including Company Restricted Shares and Shares represented by ADSs) present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting.

“Company Shareholders’ Meeting” means the general meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the approval and adoption of this Agreement and the Merger.

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“Competing Transaction” means any transaction or series of related transactions (other than the Transactions) that constitute or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any Key Subsidiary); (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the gross revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company or any of its Subsidiaries; (d) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) becoming the beneficial owner of more than 20% of any class of equity securities of the Company or any of its Subsidiaries; (e) any other transaction the consummation of which would be reasonably likely to, prevent or materially delay, interfere with or impede the Merger or any Transaction, or (f) any combination of the foregoing.

“Competing Transaction Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to, or which may reasonably be expected to lead to, any Competing Transaction (other than an Acceptable Confidentiality Agreement).

“Confidentiality Agreement” means the confidentiality agreement, dated July 8, 2016, between the Rollover Holders and the Company.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, power of attorney, written understanding, plan or other instrument, right or obligation.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Dissenting Shares” means the Shares that are issued and outstanding immediately prior to the Effective Time and are owned by the Dissenting Shareholders.

“Dissenting Shareholders” means the holders of Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law.

“Encumbrances” means mortgages, pledges, liens, security interests, licenses, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means May 22, 2017.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

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“Excluded Shares” means, collectively, (i) the Rollover Shares, and (ii) the Shares held by Parent, the Company or any of their Subsidiaries, in each case, including such Shares represented by ADSs.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under anti-trust, anti-monopoly law or other applicable Law and all other matters related to the closing of the Merger and the other Transactions.

“Financing Sources” means the parties (other than the Rollover Shareholders) to the Debt Commitment Letter as in effect from time to time and any joinder agreements, indentures or credit agreements entered into pursuant thereto.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is defined and regulated under any Environmental Law as hazardous, acutely hazardous or toxic.

“IFRS” means the international financial reporting standards promulgated by the International Accounting Standards Board in effect from time to time applied consistently throughout the periods involved.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with IFRS, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

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“Intellectual Property” means all proprietary rights in: (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; and (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e).

“Key Subsidiary” means any Subsidiary whose business constitutes 20% or more of the gross revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, after reasonable due inquiry, of the officers listed in the Company Disclosure Schedule.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual knowledge, after reasonable due inquiry, of any director of Parent.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Intellectual Property” means all Intellectual Property owned by, or purported to be owned by the Company or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Ordinary Share” means the ordinary shares, par value US$0.00005 per share, of Parent.

“Parent Termination Fee” means an amount in cash equal to US$2,000,000.

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“Permitted Encumbrances” means: (i) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Encumbrances or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) Leases (other than capital leases and leases underlying sale and leaseback transactions); (iv) Encumbrances imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (ix) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (x) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions; and (xi) any other Encumbrances that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Subsidiary” means any Subsidiary of the Company organized under the Laws of the PRC.

“Redacted” means, with respect to any fee letter from a Financing Source, redactions relating to fee amounts, “market flex” provisions and other commercially sensitive provisions, provided that such redactions do not relate to any terms that would adversely affect in any material respect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing.

“Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Authority, or required under or taken pursuant to any Environmental Law, to (i) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Substances or other substance in the indoor or outdoor environment; (ii) prevent the release or threat of release, or minimize the further release of any Hazardous Substances so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a release; or (iv) bring the applicable party into compliance with any Environmental Law.

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“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, Financing Sources (only in the case of Parent and Merger Sub), advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Software” – means any and all computer software and programs (in object code and source code form), firmware, middleware, applications, tools, API’s, web widgets, and related algorithms, models and methodologies, files, documentation and all other tangible embodiments thereof.

“Special Committee” means a committee of the Company Board consisting of two members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

“Subsidiary” or “Subsidiaries” of any specified Person means any other Person of which stock or other equity interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned directly or indirectly by such specified Person. For the avoidance of doubt, Subsidiaries of the Company include the variable interest entities that are part of the Company Group.

“Superior Proposal” means an unsolicited written bona fide offer or proposal made by a third party with respect to a Competing Transaction on terms and conditions that the Company Board determines, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal or otherwise, to be more favorable, including from a financial point of view, to the shareholders of the Company than the Merger and reasonably expected to be consummated; provided, however, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction. For purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, to the extent the foregoing are in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges.

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“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount in cash equal to US$1,000,000.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“US$” or “$” means the legal currency of the United States of America.

Section 1.02         Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
ADS	Section 3.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.03(c)
Alternative Financing	Section 7.15(a)
Alternative Financing Agreement	Section 7.15(a)
Alternative Financing Source	Section 7.15(a)
Applicable Merger Consideration	Section 3.01(e)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04
Cayman Companies Law	Section 2.01
Cayman Plan of Merger	Section 2.03
Change in the Company Recommendation	Section 7.03(c)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Affiliate	Section 4.06(b)
Company Group	Section 10.06(a)
Company Intellectual Property	Section 4.14(b)
Company Restricted Share Consideration	Section 3.02(d)
Company SEC Reports	Section 4.07(a)
Company Stock Awards	Section 4.03(b)
Company Stock Option	Section 3.02(a)
D & O Insurance	Section 7.05(c)
Damages	Section 7.05(b)

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Debt Commitment Letter	Section 5.08(a)
Debt Financing	Section 5.08(a)
Deposit Agreement	Section 3.03(m)
Depositary	Section 3.03(m)
Dispute	Section 10.08(b)
Effective Time	Section 2.03
Environmental Law	Section 4.16
Environmental Permits	Section 4.16
Exchange Fund	Section 3.03(a)
Financial Advisor	Section 4.20
Financing	Section 5.08(a)
Government Official	Section 4.06(b)
Guarantors	Recitals
Improvements	Section 4.13(d)
Indemnified Parties	Section 7.05(a)
HKIAC	Section 10.08(b)
HKIAC Rules	Section 10.08(b)
Leased Real Property	Section 4.13(b)
Lender	Section 5.08(a)
Limited Guarantee	Recitals
Material Contracts	Section 4.17
Maximum Annual Premium	Section 7.05(c)
Merger	Recitals
Merger Consideration	Section 3.03(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 7.03(d)
Notice Period	Section 7.03(d)
Parent	Preamble
Paying Agent	Section 3.03(a)
Parent Group	Section 10.06(a)
Per Share Merger Consideration	Section 3.01(b)
Per ADS Merger Consideration	Section 3.01(b)
Plan	Section 4.11
Proxy Statement	Section 4.05(b)
Real Property Leases	Section 4.13(b)
Record Date	Section 7.02(b)
Registrar	Section 2.03
Restraint	Section 8.01(b)
Revised Transaction Proposal	Section 7.03(d)
Rollover Holders	Recitals
Rollover Shares	Recitals
Schedule 13E-3	Section 7.01(b)
Shares	Section 3.01(b)
Share Certificates	Section 3.03(c)
Support Agreement	Recitals
Surviving Corporation	Section 2.04

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Takeover Statute	Section 4.22
Uncertificated Shares	Section 3.03(c)
Vested Company Option Consideration	Section 3.02(a)
Unvested Company Option Consideration	Section 3.02(b)

Section 1.03         Interpretation Headings. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or Schedule to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made available or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a Person are also to its successors and permitted assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

Article II THE MERGER

Section 2.01         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.

Section 2.02         Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing, 100025, PRC at 10:00 a.m. (Beijing time), within ten (10) days following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (such date being the “Closing Date”).

Section 2.03         Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands (the “Registrar”) as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger is registered by the Registrar or at such other subsequent date or time agreed by Parent, Merger Sub and the Company and specified in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

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Section 2.04         Effect of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Cayman Plan of Merger and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), become a wholly owned subsidiary of Parent, and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

Section 2.05         Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (the “Memorandum and Articles”) of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; provided that at the Effective Time, (a) Clause 1 of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the Company is “Sky-mobi Limited” and the articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “Sky-mobi Limited,” (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Plan of Merger, if necessary, and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than as set forth in the memorandum and articles of association of the Company as in effect on the date hereof, subject to and in accordance with Section 7.05(a).

Section 2.06         Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles.

Section 2.07         Officers. The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles. For the avoidance of doubt, Section 2.06 and Section 2.07 are for the sole benefit of the parties to this Agreement and nothing set forth in Section 2.06 or Section 2.07 herein, expressed or implied, is intended or shall be construed to (a) constitute a guarantee of employment, (b) confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement, or (c) constitute an amendment or modification of any plan or Company Incentive Plan.

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Article III

conversion of securities; merger consideration

Section 3.01         Conversion of Securities. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any security of the Company:

(a)          Securities of Merger Sub. Each share, par value US$0.00005 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.00005 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(b)          Merger Consideration. Each ordinary share, par value US$0.00005 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Dissenting Shares and the Shares represented by ADSs, shall be cancelled in exchange for the right to receive US$0.275 in cash per Share without interest (the “Per Share Merger Consideration”). Each American Depositary Share, representing eight (8) Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.2 without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below). In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. The register of members of the Company will be amended accordingly.

(c)          Cancellation of Shares. At the Effective Time, all of the Shares, including the Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share, including the Shares represented by ADSs, (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive, as applicable, the Per Share Merger Consideration or the Per ADS Merger Consideration, in each case without interest, and each Dissenting Share shall thereafter represent only the right to receive the applicable payments set forth in Section 3.03(f). At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto and the register of members of the Company will be amended accordingly.

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(d)          Dissenting Shares. For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the Cayman Companies Law shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.03. Parent shall promptly deposit or cause to be deposited with the Paying Agent into the Exchange Fund any additional cash in immediately available funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the Cayman Companies Law.

(e)          Certain Adjustments. Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction with respect to Shares (but excluding, for the avoidance of doubt, the granting or other issuance of Company Stock Options or Company Restricted Shares), the Per Share Merger Consideration and Per ADS Merger Consideration (as the case may be, the “Applicable Merger Consideration”) shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction with respect to Shares and to provide to the holders of Shares (including Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

Section 3.02         Treatment of Options and Other Equity-Based Awards.

(a)          Vested Options. At the Effective Time, each option to purchase Shares granted under the Company Incentive Plans (each, a “Company Stock Option”) that is vested and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right of the holder of such vested Company Stock Option to receive cash, without interest, in the amount equal to the product of: (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option (the “Vested Company Option Consideration”); provided, that, if the exercise price per Share of any such Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(b)          Unvested Options. At the Effective Time, each Company Stock Option that is unvested and outstanding immediately as of the Effective Time shall be cancelled and converted into the right of the holder of such unvested Company Stock Option to receive deferred cash payments, without interest, in an amount equal to the Vested Company Option Consideration, which cash amount will be payable by the Surviving Corporation subject to and in accordance with the vesting schedule and other terms and conditions applicable to such unvested Company Stock Option as in effect immediately prior to the Effective Time (the “Unvested Company Option Consideration”) provided, however that any payment under this Section 3.02(b) shall be made within twenty (20) days of the applicable vesting date.

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(c)          Cashed Out Restricted Shares. At the Effective Time, each Cashed Out Restricted Share shall be cancelled in exchange for the right to receive the Per Share Merger Consideration, without interest.

(d)          Company Restricted Shares. At the Effective Time, except for the Cashed Out Restricted Shares and the Rollover Shares, each Company Restricted Share shall be cancelled and converted into the right of the holder of such Company Restricted Share to receive deferred cash payments, without interest, in an amount equal to the Per Share Merger Consideration, which cash amount will be payable by the Surviving Corporation subject to and in accordance with the vesting schedule and other terms and conditions applicable to such Company Restricted Share as in effect immediately prior to the Effective Time (the “Company Restricted Share Consideration”), provided, however that any payment under this Section 3.02(d) shall be made within twenty (20) days of the applicable vesting date.

(e)          Prior to the Effective Time, the Company shall deliver all notices, if any, that are required under the Company Incentive Plans and applicable Law (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Stock Options and each holder of Company Restricted Shares setting forth each holder’s rights pursuant to the respective Company Incentive Plan, stating that such Company Stock Option or Company Restricted Share, respectively, shall be treated in the manner set forth in this Section 3.02.

(f)          At the Effective Time, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay (i) to each holder of vested Company Stock Options, the applicable Vested Company Option Consideration pursuant to Section 3.02(a) above (less any applicable withholding taxes payable in respect thereof), and (ii) to each holder of Cashed Out Restricted Shares, the applicable Per Share Merger Consideration pursuant to Section 3.02(c) above (less any applicable withholding taxes payable in respect thereof), in each case as promptly as practicable (and in no event later than the next regular payroll date) thereafter.

(g)          Parent shall pay by wire transfer of funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay (i) to each holder of unvested Company Stock Options the applicable Unvested Company Option Consideration (less any applicable withholding taxes payable in respect thereof) pursuant to Section 3.02(b), and (ii) to each holder of Company Restricted Shares (excluding the Rollover Shares and Cashed Out Restricted Shares), the applicable Company Restricted Share Consideration (less any applicable withholding taxes payable in respect thereof) pursuant to Section 3.02(d).

(h)          The Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, shall take all actions that are reasonably necessary to ensure that, as of the Effective Time, (i) the Company Incentive Plans shall terminate and (ii) no holder of a Company Stock Option or Company Restricted Share or any participant in any Company Incentive Plans or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the rights contemplated by this Section 3.02 in cancellation and settlement thereof.

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Section 3.03         Exchange of Share Certificates.

(a)          Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent (which shall be reasonably satisfactory to the Company) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.01(b) and Section 3.01(d) (collectively, the “Merger Consideration”). At or prior to the Effective Time, or in the case of payments pursuant to Section 3.01(d), when ascertained pursuant to Section 3.01(d), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that if Parent directs the Paying Agent to invest the Exchange Fund, such investments shall be in (i) obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment, or (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the Merger Consideration shall be returned to the Surviving Corporation or Parent (as directed by Parent) in accordance with Section 3.03(g). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment for the Merger Consideration then outstanding, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration then outstanding.

(c)          Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days), Parent shall cause the Paying Agent to mail to each registered holder of Shares (other than the holders of Excluded Shares and Dissenting Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying the manner in which the delivery of the Exchange Fund to registered holders of the Shares (other than the holders of Excluded Shares and Dissenting Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.03(i)) in exchange for the Per Share Merger Consideration. Upon surrender of any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.03(i)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.03(i)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to any required tax withholding or deduction as provided in Section 3.03(j) below, and any Share Certificate so surrendered shall forthwith be marked as cancelled. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(d)          Depositary. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable (but in no event later than five (5) Business Days) following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs, after deducting any fees, including ADS cancellation fees, charges and expenses due to or incurred by the Depositary as provided in this Section 3.03(d), and subject to any necessary tax withholding or deductions as provided in Section 3.03(j) below. The holders of ADSs shall bear any applicable fees, charges and expenses due to or incurred by the Depositary, including any government charges due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs, including applicable ADS cancellation fees and any such fees, charges and expenses due to or incurred by the Depositary shall be treated for all purposes of this Agreement as having been paid to the holders of ADSs.

(e)          Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares (including upon the surrender for exchange of Share Certificates or for Uncertificated Shares), and the Per ADS Merger Consideration paid in respect of the ADSs, in each case, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares and the ADSs, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time and ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares and ADSs, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and except for the Excluded Shares and Dissenting Shares, exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

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(f)          Dissenter’s Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Dissenting Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal and any other instruments served pursuant to applicable Law that are received by the Company relating to its shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholder of the Company pursuant to Section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within twenty (20) days of obtaining the Company Shareholder Approval at the Company Shareholders’ Meeting.

(g)          Untraceable and Dissenting Shareholders. Remittances for the Applicable Merger Consideration shall not be sent to the holders of the Shares and ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as the case may be, of their current contact details prior to the Effective Time. A holder of the Shares or the ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company, a check payable to such person either (a) has been sent to such person and has been returned undelivered or has not been cashed; or (b) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable shall be returned (without duplication of any amounts held by the Paying Agent) to the Surviving Corporation on demand, and shall be held by the Surviving Corporation without interest for the benefit of holders of Dissenting Shares and the holders of the Shares and ADSs who are untraceable. Dissenting Shareholders and holders of Shares and ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

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(h)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Applicable Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates, if any, (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.03(i)), without any interest thereon.

(i)          Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by the Surviving Corporation or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a check to such Person in exchange for such lost, stolen or destroyed certificate in an amount equal to (x) the number of Shares formerly represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration, but subject to any required tax withholding or deduction as provided in Section 3.03(j) below.

(j)          Withholding Rights. Each of the Surviving Corporation, Parent, the Paying Agent and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Corporation, Parent, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Stock Options, or Company Restricted Shares to whom such amounts would otherwise have been paid.

(k)          No Liability. None of the Surviving Corporation, the Rollover Holders, Parent, the Paying Agent, the Depositary, or any other Person shall be liable to any former holder of Shares (including Shares represented by ADSs) for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(l)          Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law, and the Per ADS Merger Consideration represents the fair value of ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

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(m)          Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated as of December 15, 2010 (as amended) between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended, the “Deposit Agreement”) in accordance with its terms.

(n)          No Further Dividends. No dividends or other distributions with respect to share capital of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 3.04         Treatment of Company Incentive Plans. At or prior to the Effective Time, the Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are reasonably necessary to terminate all Company Incentive Plans and any relevant award agreements applicable to the Company Incentive Plans. The Company shall not grant any awards under the Company Incentive Plans and shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Surviving Corporation to any Person pursuant to or in settlement of any awards granted under the Company Incentive Plans prior to the Effective Time.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except (a) as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure) and (b) as disclosed in the Company SEC Reports filed prior to the date of this Agreement (excluding any risk factors contained under the heading “Risk Factors” or any disclosure of risks included in any “forward looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein, and only to the extent reasonably apparent in the Company SEC Reports that such disclosed item is an event, item or occurrence that would otherwise constitute a breach of a representation or warranty set forth in this Article IV), which shall not be qualified by any disclosure made in the Company SEC Reports, or (c) for any matters with respect to which any director of Parent or Merger Sub has actual knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01         Organization and Qualification; Subsidiaries.

(a)          Each of the Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where, the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

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(b)          A true and complete list of all the Subsidiaries of the Company as of the date hereof, identifying the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned or held by the Company and each of its other Subsidiaries is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, or otherwise control any corporation, partnership, joint venture or other business association or entity.

Section 4.02         Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in each case in any material respect.

Section 4.03         Capitalization

(a)          The authorized share capital of the Company consists of 20,000,000,000 Shares of a nominal or par value of US$0.00005 each. As of the date of this Agreement, 237,502,728 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, including such number of Company Restricted Shares as disclosed in Section 4.03(b) of the Company Disclosure Schedule. Section 4.03(a) of the Company Disclosure Schedule sets forth the number of Shares that are reserved for issuance pursuant to the Company Incentive Plans. Except as set forth above in this Section 4.03(a) and Section 4.03(b) of the Company Disclosure Schedule, there are no (x) options, warrants, restricted stock units, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital of the Company or any of its Subsidiaries, (y) outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans, or (z) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries (other than the acquisition by the Company of its securities in connection with the forfeiture of Company Stock Awards outstanding on the date hereof or the acquisition by the Company of its securities in connection with the net exercise of Company Stock Awards outstanding on the date hereof, in each case in accordance with their terms on the date hereof). All outstanding Company Stock Options and Company Restricted Shares have been issued in compliance in all material aspects with all applicable Laws and all requirements set forth in the Company Incentive Plans.

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(b)          Section 4.03(b) of the Company Disclosure Schedule sets forth a true and complete list of all holders, as of the date of this Agreement, of outstanding Company Stock Options, Company Restricted Shares and other similar rights to purchase or receive Shares or similar rights granted under the Company Incentive Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof.         Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option. To the extent not filed with the SEC, the Company has made available to Parent true and complete copies of all Company Incentive Plans and the standard forms of stock option agreements evidencing outstanding Company Stock Options.

(c)          As of the date of this Agreement, the Company does not have any outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(d)          All outstanding share capital of, or other equity interest in, each Subsidiary wholly owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Encumbrances and (iii) not subject to any outstanding contractual obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or other equity interests. All outstanding share capital or other equity interest that are directly or indirectly controlled by the Company (contractually or otherwise) in each Subsidiary that is not wholly owned by the Company is (x) duly authorized, validly issued, fully paid and non-assessable, (y) owned by the record holders thereof free and clear of all Encumbrances (except for the Encumbrances for the benefit of the Company or a Subsidiary directly or indirectly wholly owned by the Company) and (z) not subject to any outstanding contractual obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or other equity interests.

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Section 4.04         Authority Relative to This Agreement

(a)          The Company has all necessary power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the approval of this Agreement and the Transactions, including the Merger, obtaining the Company Shareholder Approval and filing of the Cayman Plan of Merger and related documents as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding at law or in equity (the ”Bankruptcy and Equity Exception”) and may be limited to the extent that a provision in this Agreement and any document entered into by the Company in connection with this Agreement which purports to restrict the statutory powers of the Company may be unenforceable.

(b)          The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) approved and declared advisable the Merger, the other Transactions and this Agreement, in each case on the terms and subject to the conditions set forth therein; (ii) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Holders); (iii) resolved to recommend the approval and adoption of this Agreement, and directed that this Agreement be submitted for approval, by the shareholders of the Company at the Company Shareholders’ Meeting; and (iv) taken all such other actions as may be required to be taken by the Company Board to effect the Transactions.

(c)          The only vote of the holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Merger is the Company Shareholder Approval.

Section 4.05         No Conflict; Required Filings and Consents

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Shareholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any property or asset of the Company or any of its Subsidiaries pursuant to any Contract or Company Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

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(b)          Other than filings and/or notices required for (i) compliance with the applicable requirements, if any, of the Securities Act, Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of a Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar pursuant to the Cayman Companies Law and (iv) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions.

(c)          The information supplied by the Company for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement by the shareholders of the Company, as amended or supplemented from time to time and including any document incorporated by reference therein, shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company does not make any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent and/or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.06         Permits; Compliance.

(a)          Since January 1, 2013, the business of each of the Company and its Subsidiaries is, and has been, conducted in compliance in all material respects with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, except for any such non-compliance that would not have a Company Material Adverse Effect; (ii) the Company is in compliance in all material respects with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the ownership, use, occupancy and operation of its assets and properties and the lawful conduct of its business as it is now being conducted, except where the failure to possess any such Company Permit would not have a Company Material Adverse Effect; and (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, all such Company Permits are valid and in full force and effect, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened and no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for any such non-compliance, suspension, cancellation or ceasing of effectiveness that would not have a Company Material Adverse Effect.

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(b)          None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Company’s directors, executive officers, employees, agent or other person acting for or on behalf of the Company or any Subsidiary, other than any Buyer Group Party (each, a “Company Affiliate” has (i) violated any Anticorruption Law in any material respect or made any bribe, influence payment, kickback, payoff, or any other type of payment, in each case, that would be unlawful under any applicable Anticorruption Law or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (each, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person.

Section 4.07         SEC Filings; Financial Statements

(a)          The Company has filed, or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since January 1, 2013 (the forms, reports, statements, schedules and other documents filed since January 1, 2013 and those filed subsequent to the date hereof, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)          Since January 1, 2013, neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of its or its Subsidiaries’ Representatives, has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2013, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

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(c)          The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2013, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d)          Each of the consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents, or, in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents, or in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with IFRS, Regulation S-X of the SEC and the rules and standards of the International Accounting Standards Board except as may be noted therein.

(e)          The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s management as appropriate to allow timely decisions regarding required disclosures. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company. To the Knowledge of the Company, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to materially adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

Section 4.08         No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, that would be required to be recorded or reflected on a balance sheet under IFRS, except for liabilities or obligations (i) set forth in the 2015 Balance Sheet included in the Company SEC Reports, (ii) incurred after December 31, 2015, in the ordinary course of business consistent with past practice, (iii) that would not have a Company Material Adverse Effect, or (iv) incurred pursuant to the Transactions or otherwise as contemplated by this Agreement.

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Section 4.09         Absence of Certain Changes or Events. Since December 31, 2015, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, to the Company’s Knowledge has had or is reasonably likely to have a Company Material Adverse Effect.

Section 4.10         Absence of Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that has had, or would reasonably be expected to have, a Company Material Adverse Effect. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, in each case that has, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.11         Employee Benefit Plans.

(a)          All material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide incentive compensation, retention payments, severance or fringe benefits, (the “Plans”) covering current or former Service Providers are listed in Section 4.11(a) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that in each case, would materially increase the compensation or benefits provided to any employee of the Company or any Subsidiary, and since December 31, 2013, there has been no material change, amendment, modification to, or adoption of, any Plan that in each case, would have a Company Material Adverse Effect.

(b)          There is no outstanding Order against any Plan that would have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, each document prepared in connection with a Plan complies with applicable Law. Except as would not have a Company Material Adverse Effect, (i) each Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (ii) to the Company’s Knowledge, no circumstance, fact or event exists that could result in any default under or violation of any Plan, and no Action is pending and served or threatened with respect to any Plan.

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(c)          Except as would not have a Company Material Adverse Effect, the Company is not obligated, pursuant to any of the Plans or otherwise, to grant any rights to acquire shares, whether in the form of options, unit awards, or otherwise to any Service Provider after the date hereof. Except as would not have a Company Material Adverse Effect, the Company does not have any obligation to gross-up, indemnify or otherwise reimburse any person for any income, excise or other tax incurred by such person pursuant to any applicable Governmental Authority related to the collection and payment of taxes.

(d)          Except as would not have a Company Material Adverse Effect, the fair market value of the assets of each funded Plan, the liability of each insurer for any Plan funded through insurance or the book reserve established for any Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Plan, and except as would not have a Company Material Adverse Effect, no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 4.12         Labor and Employment Matters.

(a)          Neither the Company nor any of its Subsidiaries is a party to any collective bargaining, trade union or works council agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of the Company any of its Subsidiaries, and there have been no such efforts in the last five (5) years. Except for matters that would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining, trade union or works council agreement or other labor union contract, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract; and (ii) there are no unfair labor practice complaints pending and served against the Company or any of its Subsidiaries before any Governmental Authority or any current union representation questions involving employees of the Company or any of its Subsidiaries.

(b)          Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending and served or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have properly classified all current and former Service Providers for all purposes, including wage withholding and reporting and provision of benefits.

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Section 4.13         Real Property; Title to Assets

(a)          The Company and its Subsidiaries do not own any real property.

(b)          Section 4.13(b) of the Company Disclosure Schedule sets forth the address of all real property that is material to the business of the Company and its Subsidiaries in which the Company or any of its Subsidiaries holds leasehold or subleasehold estates or other rights to use or occupy, now or in the future (the “Leased Real Property”) and a true and complete list of all such leases, subleases and other agreements (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (collectively, the “Real Property Leases”) with respect to the Leased Real Property. The Company has made available to Parent true, correct and complete copies of all Real Property Leases. Except as would not have a Company Material Adverse Effect, each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c)          As of the date of this Agreement, except as would not have a Company Material Adverse Effect, all rent and other sums and charges payable by the Company or its Subsidiaries as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s Knowledge, the landlord, exists under any Real Property Lease and neither the Company nor any of its Subsidiaries has received any written notice or written claim from any other party to any such Real Property Leases with respect to any material breach or default thereunder.

(d)          To the Company’s Knowledge and except as would not have a Company Material Adverse Effect, (i) the Leased Real Property and all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Company and its Subsidiaries, (ii) there are no structural deficiencies or latent defects affecting any of the Leased Real Property or the Improvements, and (iii) there are no facts or conditions affecting any of the Leased Real Property or the Improvements which would materially interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company and its Subsidiaries.

(e)          Except as would not have a Company Material Adverse Effect, there are no pending or, to the Company’s Knowledge, threatened, condemnation or imminent domain Actions that would affect any part of the properties or assets of each of the Company and its Subsidiaries, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business.

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(f)          Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Leased Real Property and Intellectual Property) used in the business of the Company and its Subsidiaries as of the date hereof, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.14         Intellectual Property.

(a)          Section 4.14(a) of the Company Disclosure Schedule sets forth a list of all Owned Intellectual Property in the form of (i) issued patents and pending patent applications, (ii) registrations of Trademarks and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) internet domain name registrations.

(b)          The Company or one of the Company Subsidiaries exclusively owns all right, title and interest in and to all material Owned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Company and each Subsidiary of the Company has valid and enforceable rights to use all material Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances (together with the Owned Intellectual Property set forth in Section 4.14(a) of the Company Disclosure Schedule, the “Company Intellectual Property”).

(c)          Neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any material Intellectual Property right of any Person, including any demands to license any Intellectual Property. To the Company's Knowledge, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries since January 1, 2013 infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any material Intellectual Property rights of any Person; provided that, this representation shall be subject to the Knowledge of the Company with respect to patent rights of any Person. To the Knowledge of the Company, no third party is currently infringing, diluting or misappropriating any material Intellectual Property owned by the Company or any Company Subsidiary.

(d)          To the Knowledge of the Company, all of the Owned Intellectual Property is valid and enforceable. There are no pending or, to the Knowledge of the Company, threatened, Actions by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the material Owned Intellectual Property. No loss or expiration of any of the material Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms.

(e)          The Company and each Subsidiary of the Company own all right, title and interest in and to all material Intellectual Property created or developed by or for the Company or such Subsidiary of the Company, and all current or former employees, consultants, or contractors who have participated in the creation or development of any such Intellectual Property, have executed and delivered to the Company or such Subsidiary of the Company a valid and enforceable agreement (i) providing for the non-disclosure by such Person of confidential information and (ii) providing for the assignment by such Person to the Company or such Subsidiary of the Company of any material Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company. To the Knowledge of the Company, none of such agreements have been breached in any material aspect.

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(f)          The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of material Intellectual Property that they own.

(g)          To the Company’s Knowledge, the Company IT Assets are adequate for, and operate and perform materially in accordance with their documentation and functional specifications and otherwise as required in connection with, the current operation of the Company’s business. The Company and the Subsidiaries of the Company have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices, and to the Company’s Knowledge, no Person has gained unauthorized access to any confidential information contained in the Company IT Assets during the immediate prior three (3) years.

Section 4.15         Taxes.

(a)          Except as would not have a Company Material Adverse Effect, all income, franchise and other Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct, and complete in all material respects.

(b)          Except as would not have a Company Material Adverse Effect, all Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown to be due and payable on any Tax Return) have been timely paid.

(c)          Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)          Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations or extension of the period, in each case that remains currently in effect, for the assessment or collection of any material Tax. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress for which the Company received written notice thereof, and neither the Company nor any of its Subsidiaries has been notified in writing within the last six (6) years of this Agreement of any request for, or threat of, such an audit or other examination or administrative, judicial or other proceeding. No material deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries in writing that has not been satisfied by payment, settled or withdrawn. No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

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(e)          Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authority in any material aspect. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.16         Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries is in violation of any Environmental Law; (b) there have been no contaminating releases of Hazardous Substances at or on any of the properties currently owned, leased or operated by the Company or any Subsidiary of the Company (including soils and surface and ground waters); (c) none of the Company or any of its Subsidiaries is liable for any off site contamination by Hazardous Substances; (d) none of the Company or any of its Subsidiaries is liable under any Environmental Law; (e) none of the Company or any of its current or former Subsidiaries or any of their assets is subject to any Order with respect to any Remedial Action; (f) each of the Company and its Subsidiaries has all Environmental Permits required for their establishment and operation; (g) each of the Company and its Subsidiaries is in compliance with its Environmental Permits; and (h) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

As used herein, (x) the term “Environmental Permits” means all material permits, licenses and other authorizations currently required under any Environmental Law and (y) “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substances.

Section 4.17         Material Contracts. (a) For purposes of this Agreement, “Material Contracts” shall include:

(i)          any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         any Contract granting a right of first refusal, first offer or first negotiation;

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(iii)        any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries of more than US$1,000,000 in any calendar year on its face, or relating to Indebtedness having an outstanding amount of more than US$1,000,000 in the aggregate;

(iv)        any Contract that is a joint venture agreement or partnership arrangement or other Contract outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party with a contractual value of more than US$1,000,000 in any calendar year;

(v)         any Contracts with any Governmental Authority;

(vi)        any Contract that restricts the ability of the Company or any of its Subsidiaries to compete in any line of business with any Person or entity in any geographic area and/or during any period of time;

(vii)       any Contract not yet consummated, for the acquisition or disposition, directly or indirectly (including by merger, consolidation, combination or amalgamation) of assets (other than assets purchased pursuant to capital expenditures or otherwise in the ordinary course of business) or share capital or other equity interests of another Person for aggregate consideration in excess of US$1,000,000;

(viii)      any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than US$1,000,000 in any one (1) year, other than any Contracts with respect to employment arrangements entered into the ordinary course of business;

(ix)         any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act, other than any Contracts with respect to employment arrangements entered into the ordinary course of business;

(x)          any Company IP Agreement that is material to the business of the Company and its Subsidiaries, take as a whole, other than non-exclusive licenses granted to customers in the ordinary course of business, off-the-shelf agreements or any license agreements for commercially available software on standard terms;

(xi)         all Contracts that obligate the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(xii)        each Contract pursuant to which the Company or any of its Subsidiaries is bound that includes an outstanding “earn out” or other contingent payment obligation, in each case, that could result in payments in excess of US$1,000,000, other than Contracts entered into in the ordinary course of business; or

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(xiii)       any other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries taken as a whole, or the absence of which would have a Company Material Adverse Effect.

Each such Contract described in clauses (i) through (xiii) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract.”

(b)          Except as would not have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract, and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18         Insurance. The Company has made available to Parent true and correct copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect, (a) all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC. To the Knowledge of the Company, there is no reasonable basis to believe that the Company or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) to obtain comparable coverage from similar insurers as may be necessary to conduct its business as now conducted without a significant increase in cost. To the Knowledge of the Company and except as would not have a Material Adverse Effect, there is no threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 4.19         Interested Party Transactions. To the Knowledge of the Company, no director, officer or other Affiliate of the Company or any of its Subsidiaries (other than any Buyer Group Party) has, directly or indirectly, (a) a material economic interest in any Person that furnishes or sells services or products that the Company or any of its Subsidiaries furnishes or sells (and such services or products are material to the Company or any of its Subsidiaries, taken as a whole); (b) a material economic interest in any Person that purchases from, or sells or furnishes to, the Company or any of its Subsidiaries, any material goods or services; or (c) any material contractual or other arrangement with the Company or any of its Subsidiaries; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 4.19.

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Section 4.20         Opinion of Financial Advisor. The Company has received the written opinion of Roth Capital Partners, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by holders of ADS (other than holders of ADSs representing Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders and a copy of such opinion has or will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.21         Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and correct copy of all agreements between the Company and the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.22         Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination,” “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 4.23         No Additional Representations. Except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

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Section 5.01         Corporate Organization. Each of Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and each of Parent and Merger Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.02         Memorandum and Articles of Association. The memorandum and articles of association or equivalent governing documents of each of Parent and the Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association.

Section 5.03         Capitalization.

(a)          The authorized share capital of Parent consists of 1,000,000,000 Parent Ordinary Shares. As of the date of this Agreement, three (3) Parent Ordinary Shares are issued and outstanding, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in the Support Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b)          The authorized share capital of Merger Sub consists of 1,000,000,000 ordinary shares, par value US$0.00005 per share, one (1) of which is issued and outstanding, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and is owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Encumbrances except where failure to own such share capital free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04         Authority Relative to This Agreement

(a)          Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than filing of the Cayman Plan of Merger and related documents as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(b)          The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all corporate actions required to be taken by the Parent Board, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub for the consummation of the Transactions. No vote or consent of the holders of any class or series of shares of Parent is necessary to approve this Agreement or the Transactions, including the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub (which has occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of shares of Merger Sub necessary to approve this Agreement and the Transactions, including the Merger.

Section 5.05         No Conflict; Required Filings and Consents

(a)          The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) a material breach or material violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.05(b)(i), any Law to which Parent or Merger Sub is subject, (iii) a default under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, or (iv) the creation of any Encumbrance (other than Permitted Encumbrances) on any properties or assets of Parent or Merger Sub, except, in the case of clause (iii) or clause (iv), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b)          Other than (i) the filings and/or notices pursuant to the Securities Act, the Exchange Act (including the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC); (ii) compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 5.06         Absence of Litigation. As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other Transactions.

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Section 5.07         Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 5.08         Available Funds and Financing.

(a)          Parent has delivered to the Company a true and complete copy of (i) a debt commitment letter (the “Debt Commitment Letter”) from China Merchants Bank Co., Ltd., New York Branch (the “Lender”), pursuant to which the Lender has committed to provide, or cause to be provided, debt financing in the amounts set forth therein to Parent and Merger Sub for the purpose of funding the Transactions (the “Debt Financing”) and (ii) the Support Agreement (together with the Debt Financing, the “Financing”). The Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified, and to the Knowledge of Parent, no such amendment or modification is contemplated. As of the date of this Agreement, the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect. Parent or Merger Sub has fully paid, or will fully pay, any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letter and will pay when due all other fees arising under any definitive documents in connection with the Financing (the “Financing Documents”) as and when they become due and payable thereunder. Parent has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Commitment Letter (it being understood that any such fee letter provided to the Company may be Redacted, such fee letters, the “Fee Letters”).

(b)          As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letter, or would otherwise excuse or permit the Financing Source(s) or the Rollover Holders to refuse to fund their respective obligations under the Financing documents to which each is a party. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Debt Financing or the Alternative Financing.

(c)          There are no side letters or other oral or written Contracts related to the funding of the full amount of the Debt Financing to which Parent or any of its Subsidiaries is a party other than (i) as expressly set forth in the Debt Commitment Letter, and (ii) customary engagement letters and the Fee Letters.

(d)          Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, and (ii) the accuracy of the representations and warranties set forth in Section 4.03, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any related Expenses required to be paid by Parent and Merger Sub in connection with the consummation of the Merger and the other Transactions.

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Section 5.09         Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Limited Guarantee with respect to certain matters on the terms specified therein. Assuming the due authorization, execution and delivery by the Company, the Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.

Section 5.10         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11         Ownership of Company Shares. As of the date hereof, other than the Rollover Shares which will be cancelled at the Effective Time in accordance with the Support Agreement, none of Parent, Merger Sub, the Rollover Holders or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 5.12         Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.13         Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts, any other agreements or arrangements previously disclosed in a filing with the SEC and any documents or agreements solely with respect to the shareholder arrangements of Parent (or any shareholder (or equity holder) of Parent), there are (a) no side letters or other written Contracts relating to the Transactions between two or more of the following persons: each of the Rollover Holders, Parent, Merger Sub, Guarantors or any of their respective Affiliates, and (b) no written Contracts (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

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Section 5.14         Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 5.15         No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01         Conduct of Business by the Company Pending the Merger.

(a)          The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as set forth in Section 6.01(a) of the Company Disclosure Schedule, (ii) as contemplated or permitted by any other provision of this Agreement or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and the Company and each of its Subsidiaries shall use their commercially reasonable efforts, consistent with past practice, to (A) preserve substantially intact their existing assets, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers, employees and consultants, (D) maintain and preserve intact their current relationships with customers, suppliers, distributors, creditors and other Persons with which the Company or any of its Subsidiaries has material business relations, in each case of clauses (A)-(D), in all material respects, and (E) comply in all material respects with applicable Law.

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(b)          By way of amplification and not limitation, except as set forth in Section 6.01(b) of the Company Disclosure Schedule, as required by applicable Law, as contemplated or permitted by any other provision of this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries, between the date of this Agreement and the Effective Time, to:

(i)          amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(ii)         adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(iii)        alter through merger, liquidation, reorganization, restructuring or in any other material fashion the corporate structure or ownership of any Key Subsidiary;

(iv)        (A) issue, sell, pledge, terminate or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an Encumbrance on, any share capital or other ownership interests, of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries (other than the (1) issuance of Shares upon the exercise of Company Stock Awards outstanding on the date hereof in accordance with their terms as in effect on such date, (2) the termination or disposition of Company securities as required to comply with any Company Incentive Plan or Plan in effect on the date of this Agreement; and (3) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(v)         (A) sell, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries having a current value in excess of US$2,000,000 in the aggregate, except (1) in the ordinary course of business and in a manner consistent with past practice or (2) ) any sale, pledge or disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

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(vi)        declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(vii)       adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, other than (A) the acquisition by the Company of its securities in connection with the forfeiture of Company Stock Awards outstanding on the date hereof, in accordance with their terms on the date hereof, or (B) the acquisition by the Company of its securities in connection with the net exercise of Company Stock Awards outstanding on the date hereof, in accordance with their terms on the date hereof;

(viii)      (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for (1) Indebtedness incurred in the ordinary course of business, (2) Indebtedness incurred in an amount not to exceed US$2,000,000 in the aggregate, including any short-term borrowings to fund working capital needs or (3) such other actions taken in the ordinary course of business consistent with past practice; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$2,000,000 or capital expenditures which are, in the aggregate, in excess of US$2,000,000 for the Company and its Subsidiaries taken as a whole; or (D) enter into or amend in any material respect any Contract with respect to any matter set forth in this Section 6.01(b)(viii);

(ix)         create any new Key Subsidiary;

(x)          make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xi)         waive the benefits of, or agree to modify, in a manner adverse to the Company in any material respect, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(xii)        settle any Action, other than settlements (A) in the ordinary course of business and consistent with past practice and (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$2,000,000;

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(xiii)       amend or modify in any material respect, or consent to the termination of, any Material Contract, or enter into, amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xiv)      make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xv)       except in the ordinary course of business consistent with past practice, (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in (other than licenses), to or under any material Company Intellectual Property or Company IP Agreement, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company Intellectual Property; (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice, or (C) disclose or allow to be disclosed any material confidential Company Intellectual Property to any Person, other than (1) to employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof or (2) under arrangements existing as of the date hereof;

(xvi)      except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law, or as expressly permitted or required pursuant to this Agreement, or as carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to Service Providers collectively in excess of US$1,000,000 in the aggregate, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to Service Providers collectively in excess of US$1,000,000 in the aggregate, (D) establish, adopt, amend in any material respect or terminate any Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment of compensation or benefits under any Plan to the extent not already required in any such Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xvii)     terminate or cancel or let lapse any insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

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(xviii)    fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xix)       agree, authorize, commit, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

(c)          In addition, between the date of this Agreement and the Effective Time, the Company and its Subsidiaries shall (i) prepare and timely file all material Tax Returns required to be filed, (ii) timely pay all material Taxes shown to be due and payable on such Tax Returns, and (iii) promptly notify Parent of any notice of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

Section 6.02         Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03         No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01         Preparation of Proxy Statement and Schedule 13E-3.

(a)          As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be filed with the SEC and mailed to the shareholders of the Company pursuant to Section 7.01(c). Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. Neither the Proxy Statement, nor any amendment or supplement thereto, or any other materials used in connection with the Company Shareholders’ Meeting shall be filed or disseminated without providing Parent a reasonable opportunity to review and comment thereon and the Company shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

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(b)          Concurrently with the preparation and filing of the Proxy Statement, Parent, Merger Sub, their Affiliates and the Company shall jointly prepare and file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (the “Schedule 13E-3”). Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC and each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall consider in good faith all additions, deletions or changes reasonably proposed by the other party in good faith. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of any comments from the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law. Each of the Company, Parent and Merger Sub shall use their respective commercially reasonable efforts to ensure that the Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.

(c)          As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall mail, or cause to be mailed, the Proxy Statement and all other proxy materials to the holders of the Shares and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

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(d)          Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02         Company Shareholders’ Meeting.

(a)          As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all action necessary to give notice of and convene the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval. As promptly as practicable after the date on which the notice of the Company Shareholders’ Meeting is issued, the Company shall hold such Company Shareholders’ Meeting in accordance with applicable Law and with its memorandum and articles of association; provided, however, for the avoidance of doubt, the Company may adjourn, and shall consider in good faith any request by Parent to adjourn, the Company Shareholders’ Meeting (i) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting; or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.

(b)          The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders’ Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the memorandum and articles of association of the Company or failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law. In the event that the date of the Company Shareholders’ Meeting as originally convened is for any reason adjourned or otherwise delayed, the Company may establish a new Record Date (it being agreed that the Company shall consider in good faith any request made by Parent not to set such a new record date).

(c)          Subject to Section 7.03, the Company Board shall make the Company Recommendation and shall take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company to solicit the Company Shareholder Approval. Upon reasonable written request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

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Section 7.03         Competing Transactions.

(a)          The Company agrees that neither it nor any of its Subsidiaries nor any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Subsidiary to, any Person or entity with the intent to induce the making of a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction , or that requires the Company to abandon this Agreement or the Merger, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes (and the Company shall promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute), or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.03(a). The Company shall, and shall cause its Subsidiaries, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, promptly cease and cause to be terminated all existing discussions or negotiations with any Persons (other than the Buyer Group Parties) conducted prior to the execution of this Agreement by the Company, any of its Subsidiaries or any of their Representatives with respect to a Competing Transaction. The Company shall promptly request each Person (other than the Buyer Group Parties) that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of its Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)          The Company shall promptly (and in any event within 24 hours after the Company attains knowledge thereof) notify Parent, in writing, after the receipt by the Company, any of its Subsidiaries or any of their respective Representatives of any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing Transaction including any request for discussions or negotiations and any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and a reasonable description of such proposal, inquiry, offer or request, including the material terms and conditions (if any) of such proposed Competing Transaction. The Company agrees that it shall keep Parent reasonably informed, on a reasonably current basis, of the status and material changes in terms of (i) any such proposal, inquiry, offer or request and (ii) any material non-public information requested of or provided by the Company pursuant to Section 7.03(c). The Company agrees that it shall promptly provide to Parent any nonpublic information concerning the Company that may be made available pursuant to Section 7.03(c) to any other Person in response to any such proposal, inquiry, offer or request (or any amendment thereto).

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(c)          Notwithstanding anything to the contrary in Section 7.03(a) (but subject to Section 7.03(b)), at any time prior to the receipt of the Company Shareholder Approval, the Company, its Subsidiaries and their respective Representatives may, subject to compliance with this Section 7.03(c) and acting under the direction of the Special Committee, furnish information (including any non-public information or data concerning the Company or any of its Subsidiaries) to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03 if, prior to furnishing such information and entering into such discussions, the Company Board has (i) determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel) that (A) such proposal or offer constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would be inconsistent with the Company Board’s fiduciary duties to the Company and/or its shareholders under applicable Law, (ii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least two (2) Business Days prior to taking any such action, and (iii) obtained from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, immediately upon its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement; provided, that the Company shall promptly make available to Parent any material non-public information concerning the Company and its Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(d)          Except as set forth in this Section 7.03(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in each case in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction, (C) fail to include the Company Recommendation in the Proxy Statement, (D) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)), (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (F) take any other action or make any other public statement that would reasonably be expected to be inconsistent with the Company Recommendation (any action described in clauses (A) through (F), a “Change in the Company Recommendation” (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change in the Company Recommendation) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)) (an “Alternative Acquisition Agreement”). Notwithstanding the foregoing, if at any time prior to the receipt of the Company Shareholder Approval, the Company has received an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03, that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment (after consultation with its financial advisor and outside legal counsel) constitutes, or would reasonably be expected to lead to, a Superior Proposal, the Company Board (upon recommendation of the Special Committee) may, with respect to such Superior Proposal, (1) make a Change in the Company Recommendation, and/or (2) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement; provided, however, that the Company Board shall not be entitled to exercise its right to make a Change in the Company Recommendation or terminate this Agreement and enter into an Alternative Acquisition Agreement, as applicable, pursuant to this Section 7.03(d) unless:

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(1) with respect to a Change in Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company Board (upon recommendation of the Special Committee) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that the failure to do so would be inconsistent with its fiduciary duties to the Company and/or its shareholders under applicable Law;

(2) prior to effecting a Change in the Company Recommendation and/or terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company has provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal promptly after the Company Board determines it has received a Superior Proposal, stating that the Company Board intends to make a Change in the Company Recommendation and/or terminate this Agreement to enter into an Alternative Acquisition Agreement and the manner in which it intends to do so, specifying the information required to be included in any notice required to be delivered to Parent under Section 7.03(b); and

(3) Parent does not, within five (5) Business Days of receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer or proposal to revise the terms of this Agreement (any such offer, a “Revised Transaction Proposal”) in a manner that the Company Board determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, to be at least as favorable to the Company’s shareholders as such Superior Proposal; provided, however, that during the Notice Period the Company shall reasonably negotiate in good faith with Parent (to the extent Parent desires to so negotiate) regarding any Revised Transaction Proposal; provided, further, that any material amendment to the terms of such Superior Proposal during the Notice Period shall require the Company to deliver a new written notice of the terms of such amended Superior Proposal and comply again with the requirements of this Section 7.03(d)(3) with respect to such new written notice; provided, further that with respect to the new written notice to Parent, the Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above.

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(e)          Nothing contained in this Section 7.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to a Competing Transaction; provided, however, that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.01(d) (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change in the Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

Section 7.04         Access to Information; Confidentiality.

(a)          Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request in writing; and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided, however, that the Company shall not be required to provide access to or disclose any information if (x) such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, or (y) give a third party the right to terminate or accelerate the rights under a Contract (provided that in each (x) and (y), the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or right to terminate or accelerate). Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)          All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement. Subject to the Confidentiality Agreement, Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

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(c)          No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its Subsidiaries, on the one hand, and its current or former directors and officers or any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time, in each case as in effect at the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any Subsidiaries (the “Indemnified Parties”). The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (a) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (b) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time, subject to any limitation imposed from time to time by applicable Law. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)          From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law in connection with such Indemnified Party serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

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(c)          Prior to the Effective Time, the Company may at its option purchase a six (6) year “tail” prepaid policy on the D&O Insurance prior to the Effective Time with annual premiums in an amount not in excess of 300% of the current annual premium paid by the Company for such insurance (the “Maximum Annual Premium”). If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect and all other obligations under this Section 7.05(c) shall terminate. In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) (“D&O Insurance”) covering each Person covered by the existing Company’s officers’ and directors’ liability insurance policy, on terms with respect to coverage and amount that are equivalent to those of such policy in effect on the date hereof for a period of six (6) years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to pay in any one (1) year an amount in excess of the Maximum Annual Premium; provided that, if the annual premiums of such insurance coverage exceed the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d)          If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.05 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)          The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)          The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

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Section 7.06         Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares of the Company to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.07         Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall each use its commercially reasonable efforts to consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in Company Recommendation); provided, however, that this Section 7.07 shall terminate upon a Change in the Company Recommendation.

Section 7.08         Notification of Certain Matters.

(a)          From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the discovery of the occurrence, or non-occurrence, of any event which could reasonably be expected to cause any condition to the obligation of any party to consummate the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice provided, further, that failure to give prompt notice pursuant to this Section 7.08(a) shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone or in the aggregate, constitute such a failure.

(b)          From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to each of the Company’s Knowledge or Parent’s Knowledge, respectively, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article IV or Article V, as applicable, or which relates to the consummation of the Transactions.

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Section 7.09         Commercially Reasonable Efforts; Further Action.

(a)          Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and the Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 hereof shall be prohibited by this sentence.

(b)          Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.10         Expenses. Except as set forth in Section 7.15(d) and Section 9.03, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions shall be paid by the party incurring such expense, whether or not the Merger or any other Transaction is consummated.

Section 7.11         Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all actions necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use its commercially reasonable efforts to act to eliminate or lawfully minimize, to the extent practicable, the effects of such statute, regulation or provision in the Company’s memorandum and articles of association, in each case as applicable, on the Merger and the other Transactions.

Section 7.12         Resignations. To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

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Section 7.13         Participation in Litigations. Prior to the Effective Time, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. Prior to the Effective Time, the Company shall give Parent the opportunity to participate, and Parent shall give the Company the opportunity to participate, in the defense or settlement of any shareholder litigation against either the Company and/or Parent and/or their respective directors, as applicable, relating to this Agreement or the Transactions, and no such litigation shall be settled without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.14         Obligations of Parent and Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and, as applicable, the other Transactions, on the terms and subject to the conditions set forth in this Agreement.

Section 7.15         Financing.

(a)          Subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use their respective commercially reasonable efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, (ii) maintain in effect the Debt Commitment Letter until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent, and/or Merger Sub that are within their respective control, and (iv) draw upon and consummate the Debt Financing at or prior to the Effective Time. Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter or the Alternative Financing Agreements (as defined below), as applicable, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) except where such amendments, modifications or waivers would not (x) result in the aggregate proceeds of the Financing (as amended or modified) being insufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby or (y) (1) prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger or the other Transactions or (2) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Alternative Financing Documents, as applicable. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall promptly so notify the Company and shall use its commercially reasonable efforts to amend or modify the Debt Commitment Letter and/or arrange and obtain as promptly as practicable following the occurrence of such event alternative financing that does not contain any material conditions to funding that are not contained in the Debt Commitment Letter (“Alternative Financing”) from alternative sources (“Alternative Financing Source”), so long as the aggregate proceeds of the Debt Financing and, if applicable, the Alternative Financing are sufficient to pay such amounts as are required to consummate the Transactions upon the terms and conditions herein. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any Alternative Financing Source shall have committed to provide the Alternative Financing (the “Alternative Financing Agreements”) as promptly as practicable after execution. To the extent the Alternative Financing has been arranged, and subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its commercially reasonable efforts to (i) obtain such financing on the terms and conditions described in the Alternative Financing Agreements, (ii) maintain in effect the Alternative Financing Agreements until the Transactions are consummated; (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing and funding of the Alternative Financing Agreements as applicable to Parent, and/or Merger Sub that are within its control, and (iv) draw upon and consummate the Alternative Financing at or prior to the Effective Time.

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(b)          Parent shall (i) prior to the Closing, give the Company prompt written notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, the Debt Commitment Letter or, as applicable, any Alternative Financing Agreement), or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened breach or threatened termination by any party to the Debt Commitment Letter or Alternative Financing Agreement, as applicable, and (ii) prior to the Closing, otherwise keep the Company reasonably informed of the status of Parent and Merger Sub’s efforts to arrange the Debt Financing or any Alternative Financing.

(c)          Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing (including any Alternative Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VIII and the requirements of Section 2.02.

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(d)          Prior to the Effective Time, the Company shall provide to Parent and Merger Sub, and shall use its commercially reasonable efforts to cause each of its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its Representatives, including legal and accounting advisors, to provide all cooperation reasonably requested by Parent and Merger Sub, or their Representatives in connection with the arrangement of the Debt Financing, or, if applicable, the Alternative Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which commercially reasonable efforts shall include, at the request of the Lender or, if applicable, the Alternative Financing Source, using commercially reasonable efforts to (i) deliver such officer’s and other certificates as reasonably required by the Lender, or, if applicable, the Alternative Financing Source, and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) enter into any agreements to pledge, guarantee, grant security interests in, and otherwise grant Encumbrances on, the Company’s or its Subsidiaries’ assets, and other documentation in connection with the Debt Financing or, if applicable, the Alternative Financing, on terms reasonably satisfactory to Parent (provided that no such definitive documents shall be effective until the Effective Time), (iii) subject to Section 7.04, provide Parent and its Financing Sources as promptly as practicable with financial, operational, legal, and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent and the Lender, or, if applicable, the Alternative Financing Source, in connection with the Debt Financing, or, if applicable, the Alternative Financing (including, without limitation, pursuant to due diligence), (iv) make the Company’s executive officers and other senior employees reasonably available to assist the Lender, or, if applicable, the Alternative Financing Source, in connection with providing the Debt Financing, or, if applicable, the Alternative Financing (including, without limitation, by participating in meetings, presentations and due diligence sessions and assisting in the preparation of documents and materials reasonably requested in connection with the Financing, or, if applicable, the Alternative Financing ), (v) cause its independent accountants to reasonably cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the Lender, or, if applicable, the Alternative Financing Source, may reasonably request for use in connection with the Debt Financing, or, if applicable, the Alternative Financing, (vi) reasonably assisting Parent and Merger Sub in obtaining any applicable regulatory approvals, and (vii) take all reasonable corporate actions to permit consummation of the Debt Financing, or, if applicable, the Alternative Financing, including but not limited to the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof to be made available at the Closing for purposes of consummating the transactions contemplated by this Agreement; provided, that, in each case, the Company shall not be required to (1) pay any commitment or other similar fee or incur any other liability or expense in connection with the Debt Financing, or, if applicable, the Alternative Financing, prior to the Effective Time or (2) to take, or commit to taking, any action that is not contingent upon the Closing. Parent shall promptly, upon the termination of this Agreement by the Company pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.15 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arise out of or result from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, its Subsidiaries or any of their respective Representatives.

(e)          Without limiting the generality of the foregoing and notwithstanding anything contained herein to the contrary, the Company shall, no later than the third Business Day prior to the Closing Date, open one or more USD accounts with the Lender and deposit in such account(s) an aggregate amount (and maintain such amount in such accounts through the Effective Time) equal to the amount as provided in Schedule 7.15(e).

(f)          Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.15 shall require, and in no event shall the commercially reasonable efforts of Parent or Merger Sub be deemed to construed to require, either Parent or Merger Sub, to (i) bring any enforcement action against any source of Debt Financing or, if applicable, the Alternative Financing to enforce its rights under the Debt Commitment Letter, or, if applicable, the Alternative Financing Agreement or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Corporation (or any of their Affiliates) than those contemplated by the Debt Commitment Letter or, if applicable, the Alternative Financing Agreements (whether to secure waiver of any conditions contained therein or otherwise).

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Article VIII

CONDITIONS TO THE MERGER

Section 8.01         Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)          No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02         Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.03 of this Agreement shall be true and correct in all respects, except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature shall be disregarded (ii) the representations and warranties of the Company contained in Section 4.01(a),, Section 4.04, Section 4.05(a), and Section 4.21 shall be true and correct in all respects, and (iii) each of the other representations and warranties of the Company contained in this Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

(b)          Agreements and Covenants. The Company shall have (i) complied with its obligations in Section 7.15(e), and (ii) performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time (other than Section 7.15(e)).

(c)          No Material Adverse Effect. Since the date hereof, there shall not have been any Company Material Adverse Effect.

(d)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

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(e)          Dissenting Shareholders. The holders of no more than 5% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

Section 8.03         Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger.

(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Officer Certificate. Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04         Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in ARTICLE VIII to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, including as required by and subject to Section 7.09 and Section 7.15.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01         Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)          by mutual written consent of Parent and the Company (upon the approval of the Company Board); or

(b)          by either Parent or the Company if:

(i)          the Effective Time shall not have occurred on or before the End Date; or

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(ii)         any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; or

(iii)        the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or any adjournment thereof,

provided, however, that in in the event of each of (i) through (iii) above, the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied; or

(c)          by the Company:

(i)          upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach is incapable of being cured prior to the End Date or has not been cured prior to the earlier of (x) the thirtieth (30th) calendar day of the receipt by Parent of written notice thereof from the Company, and (y) the tenth (10th) calendar day prior to the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied;

(ii)         if (x) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), and (y) Parent and Merger Sub fail to complete the Closing, including failing to fund the Exchange Fund, within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 2.02; provided, that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period; or

(iii)        prior to the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 7.03(c);

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(d)          by Parent:

(i)          upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a), Section 8.02(b), or Section 8.02(c) would not be satisfied and such breach is incapable of being cured by the End Date or has not been cured prior to the earlier of (x) the thirtieth (30th) calendar day of the receipt by the Company of written notice thereof from Parent (or in the case of a breach of Section 7.03, the fifth (5th) calendar day after the Company receives written notice of such breach from Parent), and (y) the tenth (10th) day prior to the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied; or

(ii)         if (x) the Company Board or any committee thereof shall have effected a Change in the Company Recommendation or (y) the Company shall have materially breached its obligations under Section 7.02 or Section 7.03.

Section 9.02         Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall remain in full force and effect and (b) nothing in this Section 9.02 or Section 9.03 shall relieve any party from liability for fraud committed prior to such termination. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement.

Section 9.03         Termination Fees and Expenses.

(a)          The Company agrees that:

(i)          In the event this Agreement is terminated by Parent pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii) or by the Company pursuant to Section 9.01(c)(iii), the Company shall pay the Termination Fee to Parent or its designee, but in any event no later than two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent or its designee;

(ii)         In the event that (x) this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), and (y) after the date of this Agreement and within twelve (12) months of the termination of this Agreement, a Competing Transaction is consummated (provided that for purposes of this Section 9.03(a)(ii), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), then the Company shall, on the date such Competing Transaction is consummated, pay the Termination Fee to Parent or its designee by wire transfer of same day funds to one or more accounts designated by Parent or its designee;

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(iii)        For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(b)          Parent agrees that in the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then Parent shall promptly, but in any event no later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c)          The Company and Parent acknowledge that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.03 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement. In the event that any party shall fail to pay the Termination Fee or Parent Termination Fee when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

Section 9.04         Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made if such amendment is required under applicable Law or in accordance with the rules of NASDAQ to be further approval by the shareholders of the Company without such approval having been obtained; provided further, however, that this Sections 9.04 and Sections 10.06(a), 10.07, 10.08 and 10.09 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) will not be amended or modified in a manner that is adverse to any Financing Source unless such Financing Source gives its prior written consent to such amendment or modification. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

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Section 9.05         Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X

GENERAL PROVISIONS

Section 10.01         Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02         Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

Michael Song Tao

c/o Amber Shining Investment Limited

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013

The People’s Republic of China

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with a copy to:

Fang Xue

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

if to the Company:

Wei Zhou and Xiaodong Chen

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013

The People’s Republic of China

with a copy to:

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai, 200040

People’s Republic of China

Attention: Jie (Jeffrey) Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

USA

Attention: Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

Section 10.03         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

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Section 10.04         Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto and the Company Disclosure Schedule), the Support Agreement, the Limited Guarantee, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any Affiliate of Parent; provided, that no such assignment shall relieve Parent or Merger Sub, as applicable, of its obligations under this Agreement or enlarge, alter or change any obligation of any other party hereto.

Section 10.05         Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons covered thereby).

Section 10.06         Limitations on Liabilities; Remedies. (a) Subject only to the Company’s right to receive reimbursement of certain costs and expenses under the circumstances provided in Section 7.15(d), if applicable, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.03(b), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent or Merger Sub, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent or Merger Sub, (C) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent or Merger Sub or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the ”Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 9.03(a) and in no event shall any of the Company, its Subsidiaries, the direct or indirect former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or any other Person, or any of their respective Affiliates or Representatives (collectively, the ”Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 9.03(a). In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement.

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(b)          Subject to Section 10.06(c), Parent’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 9.03(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Termination Fee pursuant to Section 9.03(a) and in no event shall any of the members of the Parent Group seek, or permit to be sought, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.03(a).

(c)          Notwithstanding anything to the contrary in this Agreement, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that each of Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity. While Parent and Merger Sub may pursue both a grant of specific performance and the payment of the amounts set forth in Section 9.03 until such time as the Company pays the Termination Fee, Parent and Merger Sub shall not be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and upon the payment of such Termination Fee, the remedy of specific performance shall not be available against the Company and any other member of the Company Group.

Section 10.07         No Recourse. Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, nor any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Source or any Affiliate thereof, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

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Section 10.08         Governing Law; Dispute Resolution.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)          Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, who shall be qualified to practice law in the State of New York, the United States of America. Each party to the Dispute shall select one arbitrator, and the HKIAC Council shall select the third arbitrator, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit. Notwithstanding anything to the contrary herein, each party hereto hereby irrevocably agrees (i) that any dispute, claim or controversy of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Source or any of its Affiliates arising out of or relating to the transactions contemplated hereby, including the transactions contemplated hereby, the Debt Financing and the transactions contemplated by the Debt Commitment Letter, any related fee letter and engagement letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the City of New York and (ii) not to bring or permit any of its Affiliates to bring or support any other Person in bringing any such dispute, claim or controversy of any kind or description in any other court.

(c)          The parties to this Agreement each hereby waives, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action, or cause of action against any Financing Source (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions related hereto arising out of or relating to this Agreement, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. Each party to this Agreement hereby agrees and consents that any such claim, demand, action, or cause of action against any Financing Source shall be decided by court trial without a jury and that the parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

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Section 10.09         Third-Party Beneficiaries. The provisions of Sections 9.04, 10.06(a), 10.07, and 10.08 shall be enforceable by each Financing Source and its successors and assigns.

Section 10.10         Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or PDF) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMBER SHINING INVESTMENT LIMITED

By	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Director

POWER RICH LIMITED

By	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Director

sky-mobi limited

By	/s/ Wei Zhou
Name: Wei Zhou
Title: Director

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

(1)         Power Rich Limited, an exempted company incorporated under the laws of the Cayman Islands on 3 June, 2016, with its registered office situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merging Company”); and

(2)         Sky-mobi Limited, an exempted company incorporated under the laws of the Cayman Islands on 20 April, 2007, with its registered office situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)          Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of August 22, 2016 between, inter alios, the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)          This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)          Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.          The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING CORPORATION

2.          The surviving company (as defined in the Companies Law) is the Surviving Company, which shall be named Sky-mobi Limited.

REGISTERED OFFICE

3.          The Surviving Company shall have its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.          Immediately prior to the Effective Time (as defined below) the authorized share capital of Merging Company was US$50,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.00005 each, of which one ordinary share was issued and fully paid.

5.          Immediately prior to the Effective Time the authorized share capital of the Company was US$1,000,000 divided into 20,000,000,000 ordinary shares with a par value of US$0.00005 each, of which 237,502,728 ordinary shares were issued and fully paid.

6.          At the Effective Time, the authorized share capital of the Surviving Company shall be US$50,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.00005 each.

7.          At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)          Each ordinary share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid ordinary share with a par value of US$0.00005 each in the share capital of the Surviving Company.

(b)          Each ordinary share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$0.275 in cash per share without interest.

(c)          Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)          Each of the Dissenting Shares shall be cancelled and cease to exist in exchange for payment of their fair value in accordance with section 238 of the Companies Law.

8.          At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are as set out in the Fourth Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.          The Merger shall take effect on [date] (the “Effective Time”).

PROPERTY

10.         At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.         The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.         There are no amounts or benefits paid or payable to any director of the Constituent Companies or the Surviving Company consequent upon the Merger.

DIRECTORS OF THE SURVIVING CORPORATION

13.         The name and address of the sole director of the Surviving Company are as follows:

NAME	ADDRESS

Michael Tao Song	Room 201, Building 65, Taizi Garden, Hupan Garden, No. 176 West Wenyi Road, Westlake District, Hangzhou, Zhejiang, People’s Republic of China

SECURED CREDITORS

14.         (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.         This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.         This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.         This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.         This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.         This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of Power Rich Limited:

Michael Tao SONG
Director

Duly authorized for and on behalf of Sky-mobi Limited:

Wei ZHOU
Director

Appendix I

(The Agreement)

Appendix II

(Fourth Amended and Restated Memorandum of Association and

Articles of Association of Surviving Company)